SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

[X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

OR

[ ] Transition report pursuant to Section 15(d) of the Securities exchange Act of 1934

For the transition period from ___ to ___

Commission file number 0-13585

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Integra Bank Corporation
Employees' 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Integra Bank Corporation

227 Main Street, Evansville, Indiana 47705

Required Information

A. Financial Statements and Schedules:

Independent Auditors' Report – December 31, 2001

Independent Auditors' Report – December 31, 2000

Statements of Net Assets Available for Benefits as of December 31, 2001 and 2000

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2001 and 2000

Notes to Financial Statements

Schedule I: Form 5500, Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes at End of Year

B. Exhibits

23 – Consent of Gaither Rutherford & Co., LLP

23A – Consent of BDO Seidman, LLP

Gaither Rutherford & Co., LLP
Certified Public Accountants and Consultants

7300 E. INDIANA STREET • P.O. BOX 8408 • EVANSVILLE, INDIANA 47716-8408
TELEPHONE (812) 228-3300 • FAX (812) 228-3320
www.gaithercpa.com

INDEPENDENT AUDITORS' REPORT

Integra Bank Corporation
Employees' 401(k) Plan
Evansville, Indiana

We have audited the accompanying statement of net assets available for benefits of the Integra Bank Corporation Employees' 401(k) Plan (the "Plan") as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gaither Rutherford & Co., LLP

Evansville, Indiana
July 15, 2002

BDO

BDO Seidman, LLP
Accountants and Consultants

99 Monroe Avenue N.W., Suite 800
Grand Rapids, Michigan 49503-2698
Telephone: (616) 774-7000
Fax: (616) 776-3680

Independent Auditors' Report

Integra Bank Corporation Employees' 401(k) Plan
Evansville, Indiana

We have audited the accompanying statement of net assets available for benefits of the Integra Bank Corporation Employees' 401(k) Plan (formerly Employees' Savings and Profit-Sharing Plan of National City Bancshares, Inc.) (Plan) as of the December 31, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3, the 2000 financial statements have been restated to reflect corrections to the 2000 trust statement that was utilized in preparing the Plan's financial statements.

BDO Seidman, LLP

Grand Rapids, Michigan
June 15, 2001, except for Note 3 which is as of July 15, 2002

INTEGRA BANK CORPORATION
EMPLOYEES' 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

	2001	2000 (as restated – Note 3)
Assets		
Investments, at fair value		
Vanguard Index Trust 500	$ 6,428,737	$ 7,176,331
Harbor Bond Fund	2,131,398	1,713,825
Invesco Stock Funds, Inc. – Dynamics Fund	1,991,778	2,270,065
Integra Bank Corp. common stock	1,668,530	1,792,125
Janus Investment Fund – Overseas Fund	806,908	824,422
Harbor Capital Appreciation Fund	388,929	—
Selected American Shares	356,218	123,405
Reynolds Funds, Inc. – Blue Chip Growth	—	265,009
Charles Schwab Family Funds – Retirement Money	2,142,871	1,097,514
Charles Schwab Family Funds – Institutional Advantage	148	—
Charles Schwab Family Funds – Money Market Fund	4,030	91,783
Cash	146,196	54,501
Total investments	16,065,743	15,408,980
Receivables		
Employer contributions	49,616	322,833
Employee contributions	39	17
Accrued Interest and dividends	18,271	16,293
Total receivables	67,926	339,143
Total assets	16,133,669	15,748,123
Liabilities		
Accounts payable	10,340	34,863
Net assets available for benefits	$ 16,123,329	$ 15,713,260

See accompanying notes to financial statements.

INTEGRA BANK CORPORATION
EMPLOYEES' 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

Years Ended December 31, 2001 and 2000

	2001	2000 (as restated – Note 3)
Additions to net assets attributed to		
Investment income		
Interest and dividends	$ 346,683	$ 240,049
Net realized and unrealized appreciation (depreciation) in fair value of investments	(2,194,212)	1,692,198
	(1,847,529)	1,932,247
Contributions		
Employer	855,533	680,063
Employee	1,536,882	1,095,103
Rollovers	1,647,386	720,984
	4,039,801	2,496,150
Total additions	2,192,272	4,428,397
Deduction from net assets attributed to		
Benefits paid to participants	1,663,421	4,204,778
Administrative fees	118,782	62,645
Total deductions	1,782,203	4,267,423
Net increase	410,069	160,974
Net assets available for benefits:		
Beginning of year	15,713,260	15,552,286
End of year	$ 16,123,329	$ 15,713,260

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

A. General

All employees of Integra Bank Corporation (the sponsor) and its subsidiaries are eligible to participate in the Plan. The Plan is a defined contribution plan covering virtually all employees who have one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

B. Contributions

The Plan provides for three kinds of contributions: elective deferrals, matching contributions, and profit sharing contributions. Elective deferral contributions may be made by employees on a pre-tax basis up to 15 percent of total plan compensation, not to exceed the maximum allowed by the Internal Revenue Code. Matching contributions will be made by the Employer equal to 100 percent of the employees' elective deferral up to 3 percent of their compensation, and 50 percent of the employees' elective deferral on the next 2 percent of their compensation. A profit sharing contribution may be made by the Employer at its discretion. Rollover contributions may be made by employees who previously participated in a tax-qualified retirement plan maintained by another employer provided it satisfies all applicable requirements of the Internal Revenue Code and any other requirements that the Plan Administrator may establish. Prior to July 1, 2000, the Plan provided for after tax voluntary employee contributions.

Participants may direct the investment of their accounts into investment options offered by the Plan. Currently, the Plan offers Integra Bank Corporation common stock and seven mutual funds as investment options.

C. Vesting

Participants' elective deferral account, voluntary account and rollover account are 100 percent vested. A participants' matching account and profit sharing account becomes 100 percent vested (a) on the participant's 65th birthday if they are employed by the Employer on that day, (b) if the participant incurs a disability or dies while employed by the Employer, or (c) when the Plan is terminated. If none of these events occur, the participants' matching account and profit sharing account will vest after they have completed one year of service.

D. Forfeitures

Forfeited amounts in a participant's matching account will be used to reduce the Employer's matching contributions. Forfeited amounts in a participant's profit sharing account will be reallocated among eligible employees, employed on the last date of the Plan Year in proportion to their compensation.

E. Participant Accounts

Five separate accounts are maintained, as required, with respect to each participant under the Plan. These accounts are an elective deferral account, voluntary contribution account, matching contribution account, profit sharing account, and a rollover account. The benefit to which a participant is entitled is the benefit that can be provided from the participant's accounts. The value of these accounts is adjusted daily for (a) contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined.

F. Payment of Benefits

Upon termination of service, a participant may elect to receive the vested value of his or her accounts in a lump sum distribution with certain limitations, a qualified joint and survivor annuity or an annuity payable over the life of a participant. A participant may withdraw all or a portion of the value of his or her voluntary account prior to termination of employment.

(2) Summary of Significant Accounting Policies

A. Method of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

B. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from those estimates. Estimates susceptible to change in the near term include estimates of investment valuation.

C. Investment Valuation and Income Recognition

Investments of the Plan are stated at aggregate fair value as determined by quoted market prices as of the last business day of the Plan year. In accordance with the policy of stating investments at fair value, the change in net unrealized appreciation or depreciation for the year is reflected in the statement of changes in net assets available for benefits. Purchases and sales of securities are recorded on a trade date basis.

(3) Restatement of 2000 Financial Statements

Subsequent to issuance of the 2000 financial statements, it was determined that the 2000 trust statement, which was utilized in preparing the Plan's financial statements, was in error. The accompanying 2000 financial statements have been restated to reflect the corrections to the trust statement. The following table details the effects of the restatement on the more significant financial statement line items:

	As Previously Reported	As Restated
Statement of Net Assets Available for Benefits		
Total investments	$ 15,135,543	$ 15,408,980
Total receivables	393,581	339,143
Net assets available for benefits	15,529,124	15,713,260
Statement of Changes in Net Assets Available for Benefits		
Investment income	$ 1,670,141	$ 1,932,247
Contributions	2,550,587	2,496,150
Total additions	4,220,728	4,428,397
Net increase (decrease) in net assets available for benefits	(23,162)	160,974

(4) Investments

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2001	2000
Mutual funds	$ (1,977,068)	$ 1,590,030
Common stock	(217,144)	102 168
	$ (2,194,212)	$ 1 692,198

(5) Party-In-Interest Transactions

Parties-in-interest are defined under DOL regulations as any fiduciary of the plan, any party rendering service to the Plan, the employers, and certain others. The Integra Bank Trust Department acts as Trustee for the Plan, and Trustee fees are paid by the Plan. Party-in-interest transactions during the year ended December 31, 2001 and 2000, included employer contributions and the holding of the Plan's cash and investments by the Integra Bank Trust Department. Trustee fees of $39,503 and $38,162 were paid by the Plan for the years ending December 31, 2001 and 2000, respectively.

The Plan held the following party-in-interest investment (at market value) at December 31:

	2001	2000
Integra Bank Corporation common stock	1,668,530	1,792,125

(6) Plan Termination

Although it has not expressed any intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and its related regulations.

(7) Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated February 22, 2002, that the Plan and related trust, as then designed, were in compliance with applicable requirements of the Internal Revenue Code (IRC).

(8) Terminated Participants

Included in net assets available for benefits are amounts allocated to individuals who have withdrawn from the Plan. Vested amounts allocated to these participants were $1,974,160 at December 31, 2001.

(9) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 and to Form 5500:

		2001
Net assets available for benefits per the financial statements	$	16,123,329
Amounts allocated to withdrawing participants		(1,974,160)
Net assets available for benefits per the Form 5500	$	14,149,169

Schedule I

INTEGRA BANK CORPORATION
EMPLOYEES' 401(k) PLAN

Form 5500, Schedule H, Line 4i – Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2001

Name of Plan Sponsor: Integra Bank Corporation
Employer Identification Number: 35-1632155
Three Digit Plan Number: 002

(a)	(b) Name of Issuer and Description of Investment	(c) Description of Investment Including Number of Shares, Rate of Interest and Maturity Dates	(d) Cost of Investment	(e) Current Value of Investment
	Common Stock:			
*	Integra Bank Corporation	Common: 79,681.4473 shares	$ 1,928,905	$ 1,668,530
	Mutual Funds:			
	Harbor Bond Fund	186,637.3090 shares	2,057,819	2,131,398
	Investco Stock Funds, Inc. Dynamics Fund	125,033.1410 shares	2,743,539	1,991,778
	Vanguard Index Trust 500	60,711.4610 shares	7,734,441	6,428,737
	Janus Investment Fund – Overseas Fund	39,749.1800 shares	1,172,163	806,908
	Harbor Capital Appreciation Fund	13,305.8150 shares	386,216	388,929
	Selected American Shares	11,494.5980 shares	373,149	356,218
	Charles Schwab Family Funds – Retirement Money	2,142,871.4900 shares	2,142,871	2,142,871
	Charles Schwab Family Funds – Institutional Advantage	148.2100 shares	148	148
			16,610,346	14,246,987
	Cash and Money Market Funds:			
	Cash		146,196	146,196
	Charles Schwab Family Funds – Money Market Fund	Interest rate – variable	4,030	4,030
			150,226	150,226
	Total Investments		$ 18,689,477	$ 16,065,743

* Party-in-interest

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Integra Bank Corporation
Employees' 401(k) Plan
By: Integra Bank Corporation, as Plan Administrator

July 15, 2002
Date

Nancy G. Epperson
Nancy G. Epperson
Director of Human Resources

Gaither Rutherford & Co., LLP
Certified Public Accountants and Consultants

7300 E. INDIANA STREET ◦ P.O. BOX 8408 ◦ EVANSVILLE, INDIANA 47716-8408
TELEPHONE (812) 228-3300 ◦ FAX (812) 228-3320
www.gaithercpa.com

Exhibit 23

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement (No. 333-75093) on Form S-8 of Integra Bank Corporation (formerly National City Bancshares, Inc.) of our report dated July 15, 2002, relating to the financial statements and supplemental schedule of the Integra Bank Corporation Employees' 401(k) Plan as of and for the year ended December 31, 2001, which appear in the December 31, 2001 annual report on Form 11-K of Integra Bank Corporation.

Gaither Rutherford & Co., LLP

Evansville, Indiana
July 15, 2002

BDO

BDO Seidman, LLP
Accountants and Consultants

99 Monroe Avenue N.W., Suite 800
Grand Rapids, Michigan 49503-2698
Telephone: (616) 774-7000
Fax: (616) 776-3680

Exhibit 23A

Consent of Independent Auditors

We consent to the incorporation by reference in the registration statement (No. 333-75093) on Form S-8 of National City Bancshares, Inc. of our report dated June 15, 2001, except for Note 3 which is as of July 15, 2002, relating to the financial statements of the Integra Bank Corporation Employees' 401(k) (formerly Employees' Savings and Profit-Sharing Plan of National City Bancshares, Inc.) as of and for the year ended December 31, 2000, which appears in the December 31, 2001 annual report on Form 11-K of Integra Bank Corporation (formerly National City Bancshares, Inc.).

BDO Seidman, LLP

Grand Rapids, Michigan
July 15, 2002